Foth

Eagle Point II • 8550 Hudson Blvd. North, Suite 105
Lake Elmo, MN 55042
(651) 288-8550 • Fax: (651) 288-8551
www.foth.com

January 23, 2013

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: PolyMet Mining Corp. (the "Issuer") - Final Prospectus dated January 23, 2013

I refer to the final short form base shelf prospectus (the "Prospectus") of the Issuer dated January 23 2013, relating to the new issue of debt, common shares, warrants and units.

I hereby consent to being named in the Prospectus and to the references to, and the inclusion of any extracts from, or a summary of, the technical report (the "Report") entitled "Updated NI 43-101 Technical Report on the NorthMet Deposit, Minnesota, USA" dated effective January 14, 2013, in the Prospectus.

I confirm that I have read the Prospectus and that it fairly and accurately represents the information in the section of the Technical Report for which I am responsible and that I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that is within my knowledge as a result of the services performed in connection with the Report.

Dated this 23rd date of January, 2013.

Yours truly,

Karl D. Everett

Karl D. Everett, P.E.
Mining Engineering Lead

I hereby certify that this plan, specification, or report was prepared by me or under my direct supervision and that I am a duly Registered Professional Engineer under the laws of the State of Minnesota.

Date 1-18-13 Registration No. 17616